FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of November, 2006
                              17 November, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing BSkyB Buys 17.9% of ITV PLC released on
                17 November, 2006



                       British Sky Broadcasting Group PLC

                        Acquisition of Shares in ITV PLC

British Sky Broadcasting Group plc ("BSkyB") announces that it has acquired a stake in ITV plc ("ITV"). BSkyB has today acquired 696 million shares, representing 17.9 per cent of the issued share capital of ITV, at a price of 135 pence per share. The total consideration amounts to approximately GBP 940 million, which will be funded from the group's existing cash balances and its currently undrawn revolving credit facility.

BSkyB wishes to explore options to create value in the interests of both BSkyB's and ITV's shareholders. BSkyB believes that ITV is one of Europe's premier broadcasting and production businesses, and holds substantial potential for long-term value creation. This acquisition of shares has taken place without the prior knowledge of the ITV board of directors, but BSkyB has today communicated to ITV's board its intention to be a supportive shareholder.

BSkyB has no intention of acquiring shares that would result in BSkyB's stake exceeding 19.9 per cent or making an offer for the whole of ITV's remaining share capital.

BSkyB notes that under Section 350(3) and Schedule 14 of the Communications Act 2003, BSkyB is prohibited from controlling an interest of more than 20 per cent in ITV plc.

A conference call for analysts and investors will be held at 18:00 p.m. (GMT) today. The dial-in number is +44 20 7162 0025.

Enquiries:

British Sky Broadcasting Group plc

Analysts/investors:
Andrew Griffith 020 7705 3118
Robert Kingston 020 7705 3726

Press:
Matthew Anderson 020 7705 3267

Finsbury:
Roland Rudd 020 7251 3801
Alice Macandrew 020 7251 3801

Morgan Stanley & Co. Limited (Financial Adviser):
Scott Matlock 020 7425 5000
Henry Stewart 020 7425 5000
Hugo Baring 020 7425 5000

Morgan Stanley and Co International Limited (Joint Corporate Broker to BSkyB):
Nick Wiles 020 7425 8000
Tim Pratelli 020 7425 8000

Merrill Lynch International (Joint Corporate Broker to BSkyB):
Mark Astaire 020 7628 1000
Patrick Bowes 020 7628 1000

Morgan Stanley & Co. Limited is acting exclusively for British Sky Broadcasting Group plc and no one else in connection with the matters described in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the matters described in this announcement.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 November, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary